UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Globalstar, Inc.

(Name of Issuer)

Voting Common Stock, par value $0.0001

(Title of Class of Securities)

378973408

(CUSIP Number)

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 17, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 378973408

1	NAME OF REPORTING PERSON

Mudrick Distressed Opportunity Specialty Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,346,394
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,346,394
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,346,394
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 378973408

1	NAME OF REPORTING PERSON

Mudrick Distressed Opportunity Drawdown Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,153,414
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,153,414
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,153,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 378973408

1	NAME OF REPORTING PERSON

Mudrick Distressed Opportunity Fund Global, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		41,906,705
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

41,906,705
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,906,705
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 378973408

1	NAME OF REPORTING PERSON

Mudrick GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		45,253,099
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

45,253,099
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

45,253,099
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 378973408

1	NAME OF REPORTING PERSON

Mudrick Distressed Opportunity Drawdown Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,153,414
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,153,414
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,153,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 378973408

1	NAME OF REPORTING PERSON

Mudrick Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		97,909,222
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

97,909,222
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

97,909,222
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

IA

7

CUSIP NO. 378973408

1	NAME OF REPORTING PERSON

Mudrick Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		97,909,222
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

97,909,222
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

97,909,222
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP NO. 378973408

1	NAME OF REPORTING PERSON

Jason Mudrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		97,909,222
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

97,909,222
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

97,909,222
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 378973408

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Specialty LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. Specialty LP acquired 184,329 Shares in a secondary offering on October 6, 2017 for an aggregate purchase price of approximately $304,143 with no brokerage commissions. The aggregate purchase price of the 3,346,394 Shares beneficially owned by Specialty LP is approximately $3,729,708, including brokerage commissions.

The Shares purchased by Drawdown LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. Drawdown LP acquired 1,886,905 Shares in a secondary offering on October 6, 2017 for an aggregate purchase price of approximately $3,113,393 with no brokerage commissions. The aggregate purchase price of the 15,153,414 Shares beneficially owned by Drawdown LP is approximately $18,106,175, including brokerage commissions.

The Shares purchased by Global LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. Global LP acquired 2,348,908 Shares in a secondary offering on October 6, 2017 for an aggregate purchase price of approximately $3,875,698 with no brokerage commissions. The aggregate purchase price of the 41,906,705 Shares beneficially owned by Global LP is approximately $41,394,757, including brokerage commissions.

The Shares purchased by MCM on behalf of certain managed accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. MCM acquired 4,579,858 Shares in a secondary offering on October 6, 2017 for an aggregate purchase price of approximately $7,556,766 with no brokerage commissions. The aggregate purchase price of the 37,502,709 Shares beneficially owned by MCM on behalf of certain managed accounts is approximately $44,904,775, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 17, 2018, the Issuer announced that it entered into a settlement agreement (the “Settlement Agreement”) with Mudrick Capital Management, L.P. (“Mudrick”) and Warlander Asset Management (“Warlander”, and, together with Mudrick, the “Plaintiffs”) on December 14, 2018, with respect to a shareholder action filed against the Issuer, members of the Issuer’s Board of Directors (the “Board”), Thermo Companies, Inc. (“Thermo”), and certain employees of the Issuer in the Court of Chancery of the State of Delaware, captioned Mudrick Capital Management, LP, et al. v. Monroe, et al., C.A. No. 2018-0699-TMR (the "Action"). A summary of the material provisions of the Settlement Agreement is provided below (terms not otherwise defined herein shall have the meanings set forth in the Settlement Agreement):

10

CUSIP NO. 378973408

  The Plaintiffs agreed to release and dismiss with prejudice all claims in the Action.
  The Issuer agreed to conduct an equity offering promptly following entering into the Settlement Agreement pursuant to which shares of its Common Stock will be sold to investors at market price (unless otherwise agreed by the settling parties), as measured by the volume-weighted average closing price of the Issuer’s Common Stock during the two (2) business days of trading prior to the pricing of such offering), in an amount of not more than $60 million (excluding the underwriter’s over-allotment option), that is open to all the qualified and readily identifiable holders of the Issuer’s Common Stock on a pro rata basis based on their ownership (such offering, the “Financing”).
  Each of the Plaintiffs and Thermo have agreed to support the Financing by (i) committing to purchase, upon the signing of the Settlement Agreement, their pro rata share of the financing, on equal terms and based on their respective ownership of the Issuer’s outstanding shares (5.6% for the Reporting Persons, 2.8% for Warlander and 53.0% for Thermo) and (ii) upon signing the Settlement Agreement, providing a backstop commitment to purchase the shares offered to persons other than the Plaintiffs and Thermo but not purchased by such persons, on a pro rata basis based on their current respective ownership of the Issuer’s outstanding shares (9.1% for the Reporting Persons, 4.6% for Warlander and 86.3% for Thermo).
  The Issuer agreed to amend its Certificate of Incorporation and Bylaws to provide that, so long as Thermo and its affiliates beneficially own at least 45% of the Issuer’s outstanding Common Stock, two of the seven members of the Board (the “Minority Directors”) will be elected by the vote of a plurality of the holders of the Issuer’s Common Stock other than Thermo and its affiliates (the “Independent Stockholders”).

  The Plaintiffs have designated Ben Wolff and Keith Cowan as the initial Minority Directors. The parties have agreed that Michael Lovett will be appointed to the Board as an independent director and Tim Taylor will be appointed to the Board as a director. One of the Minority Directors will be appointed to the Issuer’s Compensation Committee and one of the Minority Directors will be appointed to the Nominating & Corporate Governance Committee. To permit the addition to the Board of Mr. Wolff, Mr. Cowan, Mr. Lovett and Mr. Taylor, four of the Issuer’s current directors agreed upon by the parties, Richard S. Roberts, J. Patrick McIntyre, Kenneth M. Young and John M. R. Kneuer, volunteered to resign from the Board.

  The Issuer agreed to amend its Certificate of Incorporation and Bylaws to provide that, so long as Thermo and its affiliates beneficially own at least 45% of the Issuer’s Common Stock, subject to certain exceptions, approval by a majority of shares held by Independent Stockholders is required for any related-party transaction with a value of $5 million or more between the Issuer and Thermo and its affiliates.
  The Issuer also agreed to amend its Certificate of Incorporation and Bylaws to provide that so long as Thermo and its affiliates beneficially own at least 45% of the Issuer’s outstanding Common Stock, the Issuer will maintain a strategic review committee of its Board (the “Strategic Review Committee”). The Strategic Review Committee will consist of the two then-serving Minority Directors and two independent directors appointed by the then-serving Board; provided, however, that, subject to the Minority Directors’ right to remove him with or without cause, Mr. Taylor will initially be a member of the Strategic Review Committee. The other initial members of the Strategic Review Committee will be Mr. Wolff, Mr. Cowan and Mr. Hasler.
11

CUSIP NO. 378973408

    To the extent permitted by applicable law, the Strategic Review Committee will have exclusive responsibility for the oversight, review and approval of (i) subject to certain exceptions, any acquisition by Thermo and its affiliates of additional newly-issued securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any sale or transfer of assets of any of its subsidiaries which are material to the Issuer; (iv) any further change in the Board, including any plans or proposals to change the number or term of directors (provided that only elections of Minority Directors shall be within the authority of the Strategic Review Committee); (v) subject to certain exceptions, any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material changes in the Issuer’s lines of business or corporate structure; and (vii) subject to certain exceptions, any transaction between the Issuer and Thermo and its affiliates with a value in excess of $250,000. The approval of any of the foregoing transactions will require the vote of at least three members of the Strategic Review Committee.
    Thermo agreed that it will convert all of its outstanding subordinated debt to equity at the contractual conversion price within five business days after any of the following events: (i) the refinancing of 85% or more of the Issuer’s bank debt; (ii) extension of the maturity of all of the Issuer’s bank debt of two years or more; (iii) a refinancing of at least $150 million of the Issuer’s bank debt with a minimum two year extension on the remaining balance, or (iii) an amortization holiday or holidays pursuant to which the Issuer is relieved of the obligation to make principal payments on the Issuer’s bank debt for two years or longer.
    The Issuer also agreed, upon execution of the Settlement Agreement, to publicly issue a press release disclosing the principal terms of the settlement and stating that it is anticipated that the first order of business of the Strategic Review Committee will be to assess financing options for the Issuer’s balance sheet.
    An agreement that the Plaintiffs reserve the right to make a petition to the Court for an award of attorneys’ fees and expenses; however, any award to Plaintiffs’ counsel for fees and expenses shall be determined by the court of the State of Delaware.

  The effectiveness of the Settlement Agreement is subject to satisfaction of reasonable due diligence by the Plaintiffs, as well as approval by the Court of Chancery of the State of Delaware. The foregoing description of the settlement is qualified in its entirety by reference to the full text of the Settlement Agreement, a copy of which is attached as Exhibit 99.1.

  On December 18, 2018, the Issuer announced a registered underwritten public offering (the "Common Stock Offering") subject to market and other conditions, and through which the Issuer stated that it intends to grant the underwriter a 30-day option to purchase up to $9 million in additional shares of Common Stock. The Reporting Persons acquired 14,849,954 shares of Common Stock from the Issuer pursuant to the terms of the Common Stock Offering.

  The Reporting Persons may consider, explore and/or develop plans and/or make proposals (whether preliminary or firm) with respect to, among other things, potential changes in the Issuer's operations, management, organizational documents, Board composition, ownership, capital or corporate structure, sale transactions, dividend policy, strategy and plans. The Reporting Persons have communicated with, and may in the future communicate with, the Issuer's management and Board about, and may enter into negotiations with them regarding, the foregoing and a broad range of operational and strategic matters and have communicated with, and may in the future communicate with, other shareholders or third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons may change their intentions with respect to any and all matters referred to in this Item 4. They may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

12

  CUSIP NO. 378973408

  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the shares of Common Stock without affecting their beneficial ownership of shares of Common Stock. In addition, the Reporting Persons may, at any time and from time to time, (A) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (B) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

  Items 5 (a) – (c) are hereby amended and restated to read as follows:

  The aggregate percentage of Shares reported owned by each Reporting Person is based on a denominator that is the sum of: (i) 1,266,000,000 Shares outstanding which is the total number of Shares outstanding as of October 26, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 1, 2018 and (ii) 171,428,571 Shares issued upon the Common Stock Offering (defined and described in Item 4 above) as reported in the Issuer’s free writing prospectus on Form FWP, filed with the Securities and Exchange Commission on December 19, 2018.

A.	Specialty LP
(a)	As of the close of business on December 19, 2018, Specialty LP directly beneficially owned 3,346,394 Shares.

  Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
  2. Shared power to vote or direct vote: 3,346,394
  3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,346,394

(c)	The transactions in the Shares by Specialty LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Drawdown LP
(a)	As of the close of business on December 19, 2018, Drawdown LP directly beneficially owned 15,153,414 Shares.

  Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 0
  2. Shared power to vote or direct vote: 15,153,414
  3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 15,153,414

(c)	The transactions in the Shares by Drawdown LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
13

  CUSIP NO. 378973408

C.	Global LP
(a)	As of the close of business on December 19, 2018, Global LP directly beneficially owned 41,906,705 Shares.

  Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 0
  2. Shared power to vote or direct vote: 41,906,705
  3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 41,906,705

(c)	The transactions in the Shares by Global LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Mudrick GP
(a)	As the general partner of Specialty LP and Global LP, Mudrick GP may be deemed to beneficially own 45,253,099 Shares that are beneficially owned directly by Specialty LP and Global LP.

  Percentage: Approximately 3.1%

(b)

  1. Sole power to vote or direct vote: 0
  2. Shared power to vote or direct vote: 45,253,099
  3. Sole power to dispose or direct the disposition: 0
  4. Shared power to dispose or direct the disposition: 45,253,099

(c)	Mudrick GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Specialty LP and Global LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Drawdown GP
(a)	As the general partner of Drawdown LP, Drawdown GP may be deemed to beneficially own 15,153,414 Shares that are beneficially owned directly by Drawdown LP.

  Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 0
  2. Shared power to vote or direct vote: 15,153,414
  3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 15,153,414

(c)	Drawdown GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Drawdown LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
14

  CUSIP NO. 378973408

F.	MCM
(a)	As the investment manager to each of Specialty LP, Drawdown LP, Global LP and certain managed accounts, MCM may be deemed to beneficially own 97,909,222 Shares.

  Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
  2. Shared power to vote or direct vote: 97,909,222
  3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 97,909,222

(c)	The transactions in the Shares by MCM through certain managed accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference. The transactions in the Shares on behalf of each of Specialty LP, Global LP and Drawdown LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
G.	MCM GP
(a)	As the general partner of MCM, MCM GP may be deemed to beneficially own the 97,909,222 Shares beneficially owned by MCM.

  Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
  2. Shared power to vote or direct vote: 97,909,222
  3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 97,909,222

(c)	MCM GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of MCM through certain managed accounts, Specialty LP, Global LP and Drawdown LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
H.	Jason Mudrick
(a)	Mr. Mudrick, as the sole member of MCM GP, may be deemed to beneficially own the 97,909,222 Shares beneficially owned by MCM.

  Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
  2. Shared power to vote or direct vote: 97,909,222
  3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 97,909,222

(c)	Mr. Mudrick has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of MCM through certain managed accounts, Specialty LP, Global LP and Drawdown LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

15

  CUSIP NO. 378973408

  The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

  Item 6 is hereby amended to add the following:

  On December 14, 2018, the Reporting Persons and the Issuer entered into the Settlement Agreement defined and described in Item 4 above.

  On December 19, 2018, the Reporting Persons acquired 14,849,954 Shares from the Issuer pursuant to the terms of the Common Stock Offering as described in Item 4 above.

Item 7.	Material to be Filed as Exhibits.

  Item 7 is hereby amended to add the following exhibit:

99.1	Stipulation and Agreement of Settlement, Compromise and Release, dated December 14, 2018 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 17, 2018).

16

  CUSIP NO. 378973408

  SIGNATURES

  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

  Dated: December 19, 2018

MUDRICK DISTRESSED OPPORTUNITY SPECIALTY FUND, L.P. By: Mudrick GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY DRAWDOWN FUND, L.P. By: Mudrick Distressed Opportunity Drawdown Fund GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY FUND GLOBAL, L.P. By: Mudrick GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY DRAWDOWN FUND GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

17

  CUSIP NO. 378973408

MUDRICK CAPITAL MANAGEMENT, L.P. By: Mudrick Capital Management, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK CAPITAL MANAGEMENT, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

/s/ Jason Mudrick
JASON MUDRICK

18

  CUSIP NO. 378973408

  SCHEDULE A

  Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

  MUDRICK DISTRESSED OPPORTUNITY FUND GLOBAL, L.P.

Purchase of Common Stock	670,321	0.3419	12/17/2018
Purchase of Common Stock	7,621,284	0.3300	12/17/2018
Purchase of Common Stock	5,835,689	0.3500	12/19/2018

  MUDRICK DISTRESSED OPPORTUNITY SPECIALTY FUND, L.P.

Purchase of Common Stock	11,175	0.3419	12/17/2018
Purchase of Common Stock	127,049	0.3300	12/17/2018
Purchase of Common Stock	556,949	0.3500	12/19/2018

  MUDRICK DISTRESSED OPPORTUNITY DRAWDOWN FUND, L.P.

Purchase of Common Stock	112,996	0.3419	12/17/2018
Purchase of Common Stock	1,284,722	0.3300	12/17/2018
Purchase of Common Stock	2,388,033	0.3500	12/19/2018

  MUDRICK CAPITAL MANAGEMENT, l.p.
  (through certain managed accounts)

Purchase of Common Stock	205,508	0.3419	12/17/2018
Purchase of Common Stock	2,336,544	0.3300	12/17/2018
Purchase of Common Stock	6,069,283	0.3500	12/19/2018